SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-1 and Rule 13d-2)

(Amendment No. )*

NEWATER TECHNOLOGY, INC.

(Name of Issuer)

Common Share, $0.001 par value

(Title of Class of Securities)
G64335105

(CUSIP Number)

Yuebiao LI

Tigerwind Group Limited

Zhuo ZHANG
c/o Yantai Jinzheng Eco-Technology Co., Ltd.

1 Ruida Road, Laishan District, Yantai City

Shandong Province 264000

People’s Republic of China

+(86) 13953558666

With a copy to:

James Chang

DLA Piper

20th Floor, South Tower, Beijing Kerry Center

1 Guanghua Road, Chaoyang District

Beijing 100020, People’s Republic of China

+(86) 10 8520 0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Yuebiao Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,900,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.829% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 10,809,000 outstanding common shares as of December 31, 2019.

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Tigerwind Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,900,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON: 2,900,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.829% **
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Tigerwind Group Limited is wholly owned and controlled by Yuebiao Li.
**	Based on 10,809,000 outstanding common shares as of December 31, 2019.

CUSIP No. G64335105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Zhuo Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,900,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.578% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 10,809,000 outstanding common shares as of December 31, 2019.

 This Schedule 13D is filed jointly by Mr. Yuebiao Li (“Mr. Li”), Tigerwind Group Limited, and Ms. Zhuo Zhang (“Ms. Zhang”). Mr. Li, Tigerwind Group Limited, and Ms. Zhang are collectively referred to herein as the “Reporting Persons.”

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to Newater Technology, Inc. (the “Issuer”).  The common shares (the “Common Shares”), of the Issuer described herein held by Tigerwind Group Limited and Ms. Zhang were previously reported on a Schedule 13G filed on February 6, 2018.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Shares of the Issuer. As of the date of this statement, the Issuer has 10,809,000 Common Shares issued and outstanding. The address of the principal executive office of the Issuer is c/o Yantai Jinzheng Eco-Technology Co., Ltd., 1 Ruida Road, Laishan District, Yantai City, Shandong Province 264000, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Common Shares beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Li is a citizen of the People’s Republic of China and his principal occupation is the chairman and chief executive officer of the Issuer. The business address of Mr. Li is c/o Yantai Jinzheng Eco-Technology Co., Ltd., 1 Ruida Road, Laishan District, Yantai City, Shandong Province 264000, People’s Republic of China.

Tigerwind Group Limited is a company incorporated under the laws of the British Virgin Islands. Tigerwind Group Limited is wholly owned by Mr. Li. The principal business of Tigerwind Group Limited that of an investment holding company. The principal business address of Tigerwind Group Limited is c/o Yantai Jinzheng Eco-Technology Co., Ltd., 1 Ruida Road, Laishan District, Yantai City, Shandong Province 264000, People’s Republic of China.

Ms. Zhang is a citizen of the People’s Republic of China and her principal occupation is the chief financial officer of the Issuer. The business address of Ms. Zhang is c/o Yantai Jinzheng Eco-Technology Co., Ltd., 1 Ruida Road, Laishan District, Yantai City, Shandong Province 264000, People’s Republic of China.

During the five years preceding the date of this filing, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Shares reported in this statement as beneficially owned by Mr. Li and Ms. Zhang were acquired prior to the Issuer’s initial public offering.

On May 12, 2020, Mr. Li and Ms. Zhang (the “Buyer Group”) proposed to acquire all of the Common Shares of the Issuer not currently owned by the Buyer Group and their respective affiliates (the “Publicly Held Shares”).

The Buyer Group anticipates that, at the price per Common Share set forth in the Proposal (as described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors), approximately up to US$18.6 million will be expended in acquiring the Publicly Held Shares.

The Buyer Group anticipates that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of third party debt and equity capital contributed by the Buyer Group.

ITEM 4. PURPOSE OF TRANSACTION

On May 12, 2020, the Buyer Group submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the acquisition of the Publicly Held Shares, a copy of which is attached hereto as Exhibit 7.02. In the Proposal, the Buyer Group proposed to acquire, through an acquisition vehicle to be established by the Buyer Group, all of the Publicly Held Shares for cash consideration equal to US$3.1 per Common Share.

The Buyer Group intends to finance the transactions contemplated under the Proposal through a combination of equity capital funded by the Buyer Group and potentially certain other rollover shareholders (if applicable) in the form of rollover equity, and potentially debt and/or equity from third party financial institutions.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Issuer’s shareholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, the absence of a material adverse effect.

If the transactions contemplated under the Proposal are completed, the Common Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Capital Market.

Reference to the Proposal in this Schedule 13D is qualified in its entirety by reference to the complete text of the Proposal filed as Exhibit 7.02 hereto and is incorporated herein by reference.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transaction contemplated under the Proposal. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) With respect to each of the Reporting Person, the cover pages of this Schedule 13D are incorporated by reference, as if set forth in its entirety.

As of the date of this Schedule 13D, Mr. Li beneficially owns 2,900,000 Common Shares, representing 26.829% of the Common Shares of the Issuer through Tigerwind Group Limited, a British Virgin Islands investment holding company wholly-owned and controlled by him.

As of the date of this Schedule 13D, Tigerwind Group Limited beneficially owns 2,900,000 Common Shares, representing 26.829% of the Common Shares of the Issuer. Mr. Li is the sole owner and director of Tigerwind Group Limited, and as a result, may be deemed to beneficially own all of the Common Shares held by Tigerwind Group Limited.

As of the date of this Schedule 13D, Ms. Zhang beneficially owns 1,900,000 Common Shares of the Issuer, representing 17.578% of the outstanding Common Shares of the Issuer.

(c) Except as set forth in Item 3 and 4 above, none of the Reporting Persons, and to their knowledge, none of the Reporting Persons has effected any transactions in the Common Shares during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The descriptions of the principal terms of the Proposal under Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of May 12, 2020.

Exhibit 7.02	Proposal Letter from Mr. Li and Ms. Zhang to the board of directors of the Issuer, dated as of May 12, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2020

Yuebiao Li

By:	/s/ Yuebiao Li
Name:	Yuebiao Li

Tigerwind Group Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:

Zhuo Zhang

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang